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Mak Grgic ⬖✕✕✕✕✕✕✕⬗

Announcing Notey Inc.'s Wefunder Campaign

5 messages

Fri, Jul 12, 2024 at 10:10 PM



Hello from Team Notey!

First of all, THANK YOU for having downloaded and played Notey's World. We could not be happier to have you as an early user!

Did you know that 90% of people who learn an instrument don't last more than a month? This worldwide problem is why team Notey has built Notey's World: a mobile music education game, powered by our proprietary ML audio engine, that users play using any instrument. And not only that—we can also customize and integrate any musical content into our game, totally personalized. **We are what Guitar Hero should have been.**

Our team is a Grammy-nominated, UX/UI award-winning team of professional touring musicians, music educators, developers and friends with experience in music teaching, performing, gaming, and AI. We invite you to join our journey!

Perhaps this may come as a surprise, but did you know you can be **co-owners of our company for as little as $100**? We have just launched a community-oriented crowdfunding campaign, offering people around the world a chance to support our cause and become **early stockholders**. Interested to find out more? Check out our campaign available via the link here.

Here's some neat info about the app:

- We have developed AI/ML-powered games that translate any instrument into a game controller.
- The app's Co-Founders are a 2-time Grammy-nominated artist and an author of AI/ML research cited by over 900 people.
- We have created a system from the ground up to support the integration of existing music methodologies and curricula.

Here's why you should join us:

We are building this to meet teachers, students and parents where they are at with a customizable gaming companion that makes teaching and learning music fun and effective! Join us as we pave new ways in music

learning frontiers.

We want Notey's World to make a difference and are thankful to you for making this possible! More info on the campaign is available via the link here. We've also put together a short video on how to invest on Wefunder.

Warmest wishes,

Team Notey

Visit the Wefunder campaign

Where to find us

Follow us on social media to keep up with all the musical adventures and stay in the loop with everything special coming to Notey's World!



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Mon, Jul 15, 2024 at 7:48 PM



Hello from Mak Grgic, a 2-time Grammy nominee & CEO and Co-Founder of Notey!

Hope you have been enjoying Notey's World these days. We just recently launched a new version of the app, available via the App Store. Check it out—it's much better than the previous version!

You may have noticed that we recently launched our first ever community-based fundraising campaign on WeFunder, and we are excited to keep it going. An important component of this type of campaign is creating early buzz so that the algorithms pick it up and feature it as much as possible for the existing pool of 2.5M WeFunder investors.

Notey's World is growing at a rate of 180% month over month, and we want to grow more! You can be a part of this growth! A major reason for our success so far is your continuous support by downloading and interacting with the app, and we could not be more thankful for that. Now, you can also own a small piece of our company!

We want Notey's World to make a difference and are grateful to you for making this possible! More info on the campaign is available via the link below.

Check out the Wefunder campaign

Warmest wishes,

Team Notey

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Wed, Jul 17, 2024 at 7:31 PM



Hello from Mak Grgic, a 2-time Grammy-nominee & CEO and Co-Founder of Notey!

Did you see that we have a new version of our app out on the <u>App Store</u>? It's very cool – check it out if you can (and don't forget to leave a review ☺).

We are reaching out to ping you about our most recent <u>WeFunder</u> campaign. It's all about building a community around it to create early buzz so that the algorithms pick it up and feature it more prominently for the existing pool of 2.5M WeFunder investors.

We love that you have been our early adopters, and we would love it even more if you join us as the company progresses toward new frontiers. Become an investor very easily by partaking in this <u>campaign</u>!

We want Notey's World to make a difference and are thankful to you for making this possible! More info on the campaign is available via the link below.

Check out the Wefunder campaign

Warmest wishes,

Team Notey



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Fri, Jul 19, 2024 at 7:31 PM



Hello from Mak Grgic, a 2-time Grammy-nominee & CEO and Co-Founder of Notey!

We love the fact that you have already tried our game! Have any thoughts to share? Send us a note a █████████████ We would love to hear from you.

Did you know that we are currently running a crowdfunding campaign, where you can become an owner in our company for as much as the cost of a dinner? <u>Check it out</u>—it's happening now!

We want Notey's World to make a difference and are thankful to you for making this possible! More info on the campaign is available via the link below.

Check out the Wefunder campaign

Warmest wishes,

Team Notey



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Sun, Jul 21, 2024 at 10:36 AM

Hey Mary!

Meagan mentioned you didn't receive our wefunder email, so I'm resending it below.

Hope all is well!
Mak
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